October 10, 2024

Graydon Bensler
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive
Newport Beach, CA 92660

       Re: Elevai Labs Inc.
           Schedule TO-I filed October 4, 2024
           SEC File No. 5-94408
Dear Graydon Bensler:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms used here have the same meaning as in your offer materials.

Schedule TO-I filed October 4, 2024
Important Notice, page 1

1. While you are not required to disseminate the offer materials outside the United
       States, refusing to accept tenders from any target security holders is contrary to the all-holders requirements of Rule 13e-4(f)(8)(i). See Section II.G.1 in Release No. 34-
       58597 (September 19, 2008) and Rule 13e-4(f)(9)(i). Please revise the language here stating that you will not accept tenders from certain jurisdictions, or advise. Please additionally revise similar language that appears on page 34 of the offer to purchase.
Item 10. Financial Statements, page 1

2.     We note that this is an exchange offer for up to 30% of the Company's
Common
       Stock. In your response letter, please explain how you reached the determination that financial statements are not required under Item 10 of Schedule TO, including pro forma financial statements under Item 1010(b) of Regulation M-A. Refer to
 October 10, 2024
Page 2

       Instruction 2 to Item 10.
What happens if stockholders tender more than 5,000,000 shares of Common Stock?, page 5

3. The heading of this section indicates that the company is offering to exchange up to
       5,000,000 shares of Common Stock; however, elsewhere in the offer to purchase, this figure is 15,000,000. Please revise or advise.
Why is the Company making the Offer?, page 5

4. The reasons listed to explain why the Offer is being conducted do not appear to be consistent with the fact that Company is offering or very recently offered over
       28,000,000 shares of Common Stock and several classes of warrants pursuant to two registration statements filed in late September 2024. Please revise, addressing the recent actions by the Company to register for sale twice the number of shares of
       Common Stock as what is being sought in this exchange offer, while contemporaneously seeking to repurchase up to 15,000,000 shares of
Common Stock
       in this exchange offer. See also our comments below regarding potential issues associated with the contemporaneous sale of additional Common Stock. Will the Series B Preferred Stock be freely tradeable?, page 6

5. We note the disclosure here that "upon conversion of the Series B Preferred Stock in
       (sic) Common Stock, either by the Company or by the holder... the holder of the
       Common Stock shall receive customary registration rights and piggy-back rights, which include the right to demand registration of their shares with the SEC for public sale and the right to include their shares in any public offering initiated by the
       Company or another shareholder." A cross-reference for this statement refers to disclosure in the Risk Factors section; however, we are unable to locate any relevant discussion of piggy-back registration or other rights there. Please advise or revise.
What are the interests of our directors, executive officers and affiliates in the Offer?, page 8

6. The disclosure here indicates that affiliates do not intend to participate in an offer for
       30% of the Common. Please revise to discuss that their percentage equity stake in the
       Company will rise as a consequence of repurchases in the offer.
Risk Factors, page 9

7. Include a risk factor noting that the Company has the right to redeem all of the Series
       B Preferred upon the occurrence of certain future events at the Conversion Ratio without the approval of the Class B Preferred holders.
Expiration Date; Extensions; Amendments, page 11

8. We note the disclosure here that the Company reserves the right to terminate the offer in its sole discretion. Reserving the right to terminate at will in an issuer's sole discretion, without any objective conditions upon which such determination will be made, implicates illusory offer concerns under Regulation 14E. Please revise.
Right of Withdrawal, page 14

9. Disclose that shareholders also have the right to withdraw shares not accepted after
 October 10, 2024
Page 3

       the expiration of 40 business days from the commencement of the offer. See Rule
       13e-4(f)(2)(ii).
Conditions to the Completion of the Offer, page 16

10. Refer to the first paragraph of this section. While you state that all offer conditions must be satisfied on or before the Expiration Date, the reference in the same sentence to "at any time prior to acceptance for exchange of the shares of Common Stock"
       contradicts this language. Please revise the disclosure in quotes to correctly identify the Expiration Date as the reference point for waiver or satisfaction of all offer conditions.
11. Refer to our comments above. While a tender offer can be conditioned on any number of objective conditions, reserving the right to terminate the offer at will for any reason raises illusory offer concerns, in contravention of the provisions of Regulation 14E.
       Please revise the following statement in the second-to-last paragraph of this section: "In addition, the Company may terminate the Offer if any condition is not satisfied or waived on or before the Expiration Date or for any other reason if we so elect" (emphasis added). Additionally, revise the last sentence of the lead-in paragraph to this section, where similar language appears.
12. In the fifth bulleted offer condition, explain what is meant by a "limitation on prices for" securities in the United States, or delete.
13. Refer to the offer condition listed in item (ii) in the fifth bullet point. This condition could be triggered by "any significant adverse change in the price of securities generally in the United States or other major securities markets." You do not quantify what would constitute a "significant adverse change" for these purposes, nor do you identify "other major securities markets." The condition is not limited to changes in the price of particular securities. As currently worded, this condition appears so broad as to potentially render this offer illusory, in contravention of Regulation 14E. Please revise.
14. In the fifth bullet point, in item (iii), quantify what would constitute a "material impairment" in the trading market for debt securities in the United States, for purposes of this condition.
15. Refer to the statement in the second-to-last paragraph of this section that the Company may assert any of the listed offer conditions "at any time, and from time to time..."
       This suggests that the Company may wait for a period of time after an offer condition is "triggered" to inform target security holders of its intentions. Please revise to state that if an offer condition is triggered, the Company will promptly advise whether it will waive the condition and proceed with the offer, or assert the condition to terminate it.
Incorporation of Documents by Reference, page 33

16. Refer to the first paragraph after the bullet points on page 33. Schedule TO does not permit "forward incorporation by reference" of documents you may file in future.
       Please revise. To the extent you wish to incorporate by reference any documents to be filed in future, you must amend the Schedule TO to specifically do so. October 10, 2024
Page 4

General

17. It appears that the required certification and signature block for the filers on the
       Schedule TO have been omitted. Please refile to include.
18. Revise the Offer to Exchange generally to highlight with greater prominence the fact that the Class B Preferred being offered will not be listed on any exchange, unlike the
       Common Stock, which is listed on the Nasdaq, and that the Class B Preferred may become subject to the Required Conversion at the election of the Company.
19. We note that the Company filed a prospectus dated September 22, 2024 in connection with an offering of over 28,000,000 new shares of Common Stock, along with several series of warrants. The current exchange offer for the repurchase of approximately one-third of the outstanding Common Stock commenced on October 4, 2024. Please indicate when the offering of new common and warrants began and ended (if it has been completed) for purposes of compliance with Regulation M and additionally, whether the offering of new shares should be integrated with the exchange offer.
       Provide the same information for the Common Stock being sold pursuant to the resale prospectus dated September 20, 2024. We are unable to glean this information from the disclosure on page 17.
20. Revise generally, including in a new Risk Factor section, to discuss the implications for target security holders of the fact that you are selling or recently sold a very significant number of new shares of Common Stock (including shares underlying recently-issued warrants). See also our comment above regarding the need to address this in discussing the purpose of this exchange offer.
21. Given the nature and extent of these comments, it may be necessary to file and disseminate revised materials, in the same manner as you disseminated the original offer to purchase. Please confirm your understanding in your response letter.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions
cc:   Ross D. Carmel, Esq.